KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

RECEIVED
2006 SEP 11 P 12:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref : KLK/SE

4 September 2006

06016701

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

SUPPL

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	**TITLE**
	GENERAL ANNOUNCEMENT
9 August 2006	Listed Companies' Crop – July 2006
14 August 2006	Schedule for Release of 3rd Quarter Results
16 August 2006	Kuala Lumpur Kepong Berhad ("KLK") Kuala Lumpur High Court Suit D2-22-1033-2006 (2nd Suit") between Glamour Green Sdn Bhd ("GGSB") and 1. Ambank Berhad ("AmBank") 2. Amsec Nominees (Tempatan) Sdn Bhd 3. KLK 4. Ablington Holdings Sdn Bhd ("AHSB") (collectively, "Defendants")
21 August 2006	New subsidiary : Selbourne Suisse Sarl
	FINANCIAL RESULTS
23 August 2006	3rd Quarterly Report
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
1 August 2006	Employees Provident Fund Board
3 August 2006	Employees Provident Fund Board
7 August 2006	Employees Provident Fund Board
10 August 2006	Employees Provident Fund Board
11 August 2006	Employees Provident Fund Board
15 August 2006	Employees Provident Fund Board
17 August 2006	Employees Provident Fund Board
29 August 2006	Employees Provident Fund Board

PROCESSED
SEP 11 2006
THOMSON FINANCIAL

dw 9/11

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my.
Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2006\July 2006

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **09/08/2006 11:29:09 AM**
Reference No **KL-060809-2DDE5**

RECEIVED
2006 SEP 11 P 12:47

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Listed Companies' Crop
July 2006

* **Contents :-**

We submit below the crop figures for the month of **July 2006** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2005		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	193,430	190,376	179,656
Crude Palm Oil (mt)	40,364	39,637	37,016
Palm Kernel (mt)	9,764	9,397	8,843
Rubber (kg)	2,287,850	1,593,862	2,300,175

	2006								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	160,163	184,467	210,128	205,701	220,615	209,940	**203,905**		
Crude Palm Oil (mt)	32,238	37,201	43,664	41,707	45,013	42,399	**43,062**		
Palm Kernel (mt)	7,625	9,135	10,331	9,584	10,562	9,658	**9,787**		
Rubber (kg)	2,204,504	2,311,616	2,141,939	1,107,095	1,308,012	1,850,721	**2,321,758**		

/gcs

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **14/08/2006 12:27:29 PM**
Reference No **KL-060814-82FBC**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Schedule for Release of 3rd Quarter Results

* **Contents :-**

We wish to advise that the 3rd Quarter Results (April to June 2006) of the KLK Group is scheduled for release on Wednesday, 23 August 2006 evening.

ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by MB_CIMB on 16-08-2006 06:57:15 PM

Reference No MM-060816-67381

RECEIVED
2006 SEP 11 P 12:40

Submitting Merchant Bank (if applicable)	:	COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	KUALA LUMPUR KEPONG BERHAD
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	LENA BAN
* Designation	:	ASSISTANT MANAGER

* Type : ● Announcement ○ Reply to query

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK")

KUALA LUMPUR HIGH COURT SUIT D2-22-1033-2006 ("2ND SUIT")

BETWEEN

GLAMOUR GREEN SDN BHD ("GGSB")

AND

1. **AMBANK BERHAD ("AMBANK")**
2. **AMSEC NOMINEES (TEMPATAN) SDN BHD**
3. **KLK**
4. **ABLINGTON HOLDINGS SDN BHD ("AHSB")**

(COLLECTIVELY, "DEFENDANTS")

* **Contents :-**

We refer to our announcement dated 25 July 2006 wherein AHSB received an ex-parte order from the Kuala Lumpur High Court ("Ex-Parte Order") dated 24 July 2006 made pursuant to an application by GGSB dated 21 July 2006 in the 2nd Suit ("GGSB's Application"). The Ex-Parte Order had, amongst others, the effect of restraining:

(i) the completion of the sale and purchase of 35 million ordinary shares of RM1.00 each in Ladang Perbadanan-Fima Berhad ("LPF Shares") between AmBank and AHSB which was entered into on 20 July 2006; and

(ii) KLK and AHSB from proceeding with the Notice of Mandatory Offer dated 20 July 2006 ("MGO").

GGSB's Application was then fixed for hearing on an inter-partes basis on 14 August 2006.

On 7 August 2006, KLK and AHSB filed an application to the Kuala Lumpur High Court to set aside the Ex-Parte Order. On 8 August 2006, AmBank and Amsec Nominees (Tempatan) Sdn Bhd also filed an application to set aside the Ex-Parte Order. Both applications were also fixed for hearing on 14 August 2006.

COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD 18417-M

(I) GGSB's Statement of Claim

KLK/ AHSB received GGSB's Statement of Claim dated 8 August 2006, wherein GGSB made, amongst others, the following allegations:

(i) AmBank allegedly breached the terms of the loan documents (entered into by GGSB in relation to the loan from AmBank) when it sold the 35 million LPF Shares to AHSB on 20 July 2006. GGSB claims to have commenced redemption on 30 June 2006 when it had notified AmBank that it had found a buyer for the 35 million LPF Shares;

(ii) AmBank allegedly failed to make a proper demand for the loan sum in accordance with the provisions of the loan documents;

(iii) The Purchase Undertaking upon which AmBank had sold the 35 million LPF Shares to AHSB on 20 July 2006 had allegedly lapsed and therefore this sale by AmBank to AHSB was null and void;

(iv) Even if GGSB was in default of the loan agreement (which it denies), AmBank had allegedly acted mala fide and in breach of its fiduciary duty to GGSB by not selling the LPF Shares at the best available price;

(v) KLK allegedly breached the take over provisions by giving notice of the MGO on 20 July 2006 to purchase the remaining LPF Shares not owned by AHSB at RM2.85 per LPF Share rather than at RM3.80 per LPF Share.

As such, GGSB are claiming, amongst others, for:

(i) an injunction to restrain AmBank from selling the 35 million LPF Shares to KLK/ AHSB;

(ii) an injunction to restrain KLK/ AHSB from proceeding with the MGO; and

(iii) a declaration that GGSB's act of redemption on 30 June 2006 is valid and effective as settlement towards the redemption sum to AmBank, and that AmBank do provide all necessary undertakings to complete the redemption.

KLK/ AHSB are seeking legal advice on the 2nd Suit and will be filing a defence against GGSB's Statement of Claim.

(II) Application for Intervention

Subsequently, on 11 August 2006, Elliot Gordon Singapore Pte Ltd ("EGS") filed an application to intervene ("EGS' Application") and be joined as a party to the 2nd Suit. EGS had stated in its application that it had, on 7 July 2006, entered into a share purchase agreement with GGSB for the 35 million LPF Shares ("SPA"), and that the actual purchaser of the shares is the Perak State Economic Development Corporation.

In the same application, EGS also applied for Ladang Perbadanan-Fima Berhad ("LPF") to be joined as a party to the 2nd Suit. EGS further sought, inter alia, an injunction to restrain the Defendants and/or LPF from:

(i) completing the sale by AmBank to AHSB of the 35 million LPF Shares;

(ii) acting upon the purchase undertaking dated 30 November 2004 issued by KLK in favour of AmBank;

(iii) undermining the rights of EGS under the SPA; and

(iv) taking any steps under the Malaysian Code on Take-Overs and Mergers 1998.

The hearing for EGS' Application was also fixed for 14 August 2006.

COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD 18417-M

When the abovementioned applications in the 2nd Suit came up for hearing on 14 August 2006, the 2nd Suit was transferred to another Kuala Lumpur High Court and the hearing for all the abovementioned applications are now fixed for 18 October 2006.

Further announcements in relation to the abovementioned applications and the 2nd Suit will be made when there is any material development.

(This announcement is dated 16 August 2006)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

18417-M

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **21/08/2006 04:36:52 PM**

Reference No **KL-060821-EF6D2**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

NEW SUBSIDIARY :
Selbourne Suisse Sarl ("SSS")

* **Contents :-**

We wish to announce that Kuala Lumpur Kepong Berhad's wholly-owned subsidiary, KL-Kepong Cocoa Products Sdn Bhd has incorporated a new wholly-owned company, SSS at Canton of Zug, Switzerland.

SSS has an issued capital of CHF 20,000 of which the paid-up capital is CHF 10,000 which is the minimum requirement with the local legislation in Switzerland. SSS is currently non-operational.

The intended principal activity of SSS is brand licensing and marketing and sales of cocoa products and other cocoa related products.

LSL

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

RECEIVED

Form Version 2.0

Financial Results

Submitted by **KUALA LUMPUR KEPONG** on **23/08/2006 06:39:40 PM**
Reference No **KL-060823-A4847**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **30/06/2006**

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other

*** Financial Year End** : **30/09/2006**

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

3rd qtrly rpt.pdf

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended * 30/06/2006

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER * 30/06/2006 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/06/2005 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE * 30/06/2006 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2005 [dd/mm/yyyy] RM'000
1	Revenue	1,008,744	927,237	2,879,215	2,893,615
2	Profit/(loss) before tax	149,091	127,984	467,718	435,170
3	Profit/(loss) for the period	108,575	93,319	356,371	318,714

4	Profit/(loss) attributable to ordinary equity holders of the parent	107,846	91,591	353,715	315,684
5	Basic earnings/(loss) per share (sen)	15.19	12.90	49.82	44.46
6	Proposed/Declared dividend per share (sen)	0.00	0.00	10.00	6.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	6.2000	5.9800

Remarks :

An interim dividend of 10 sen per share less 28% Malaysian income tax (2005 : 6 sen tax exempt) was paid on 9 August 2006 in respect of financial year ending 30 September 2006.

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2006	30/06/2005	30/06/2006	30/06/2005
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	3,564	3,541	12,688	12,134
2	Gross interest expense	4,433	1,883	9,124	5,103

Remarks :

Note: The above information is for the Exchange internal use only.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the third quarter ended 30 June 2006
(The figures have not been audited.)

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 June		9 months ended 30 June	
	2006	2005	2006	2005
	RM'000	RM'000 (Restated)	RM'000	RM'000 (Restated)
Revenue	1,008,744	927,237	2,879,215	2,893,615
Operating expenses	(871,351)	(827,292)	(2,508,027)	(2,508,227)
Other operating income	10,717	24,620	85,066	31,934
Operating profit	148,110	124,565	456,254	417,322
Finance cost	(4,433)	(1,883)	(9,124)	(5,103)
Share of results of associated companies	5,414	5,302	20,588	22,951
Profit before taxation	149,091	127,984	467,718	435,170
Tax expense	(40,516)	(34,665)	(111,347)	(116,456)
Profit after taxation	108,575	93,319	356,371	318,714
Minority interests	(729)	(1,728)	(2,656)	(3,030)
Net profit for the period	107,846	91,591	353,715	315,684
	Sen	Sen	Sen	Sen
Earnings per share - Basic	15.19	12.90	49.82	44.46
- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2005.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Balance Sheet
As at 30 June 2006

(The figures have not been audited.)

	30 June 2006 RM'000	30 September 2005 RM'000 (Restated)
Property, plant and equipment	2,767,101	2,487,297
Land held for property development	194,337	194,839
Associated companies	138,114	135,803
Other investments	445,828	466,766
Deferred tax assets	8,415	8,664
Intangible assets	23,090	17,661
Goodwill on consolidation	120,903	60,369
	3,697,788	3,371,399
Current assets		
Inventories	663,218	614,152
Trade and other receivables	614,616	550,558
Property development costs	25,350	25,950
Cash and cash equivalents	514,438	644,754
	1,817,622	1,835,414
Current liabilities		
Trade and other payables	348,078	335,625
Borrowings	203,056	183,387
Finance leases	127	159
Taxation	18,576	22,810
Dividend payable	51,118	-
	620,955	541,981
Net current assets	1,196,667	1,293,433
	4,894,455	4,664,832
Share capital	712,516	712,516
Reserves	3,700,449	3,548,770
	4,412,965	4,261,286
Less: Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,399,518	4,247,839
Minority interests	166,536	145,965
Long term and deferred liabilities		
Deferred tax liabilities	183,110	159,442
Provision for retirement benefits	42,309	41,878
Borrowings	102,969	69,648
Finance leases	13	60
	328,401	271,028
	4,894,455	4,664,832
Net assets per share (RM)	6.20	5.98
Net tangible assets per share (RM)	5.99	5.87

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 30 September 2005.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the third quarter ended 30 June 2006
(The figures have not been audited.)

	Share capital	Capital reserve	Revaluation reserve	Capital redemption reserve	Exchange fluctuation reserve	General reserve	Revenue reserve	Treasury shares	Total
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 October 2005 as previously stated	712,516	1,217,892	48,231	26,517	46,558	14,337	2,173,863	(13,447)	4,226,467
Effect of adopting FRS 121	-	-	-	-	105,373	-	(84,001)	-	21,372
As restated	712,516	1,217,892	48,231	26,517	151,931	14,337	2,089,862	(13,447)	4,247,839
Net (loss)/gain not recognised in the income statement	-	(423)	-	-	23,213	-	94	-	22,884
Net profit for the period	-	-	-	-	-	-	353,715	-	353,715
Dividends paid	-	-	-	-	-	-	(173,802)	-	(173,802)
Dividend payable	-	-	-	-	-	-	(51,118)	-	(51,118)
At 30 June 2006	712,516	1,217,469	48,231	26,517	175,144	14,337	2,218,751	(13,447)	4,399,518
At 1 October 2004 as previously stated	712,516	1,195,172	49,745	14,867	96,357	14,337	1,952,115	(13,447)	4,021,662
Effect of adopting FRS 121	-	-	-	-	113,407	-	(89,231)	-	24,176
As restated	712,516	1,195,172	49,745	14,867	209,764	14,337	1,862,884	(13,447)	4,045,838
Net (loss)/gain not recognised in the income statement	-	(13)	-	-	(16,871)	-	2,568	-	(14,316)
Net profit for the period	-	-	-	-	-	-	315,684	-	315,684
Dividends paid	-	-	-	-	-	-	(122,684)	-	(122,684)
Dividend payable	-	-	-	-	-	-	(42,599)	-	(42,599)
Transfer from revenue reserve to capital reserve	-	22,088	-	-	-	-	(22,088)	-	-
Transfer to revenue reserve on disposal of shares in an associated company	-	(7,078)	(1,514)	-	(6,728)	-	15,320	-	-
At 30 June 2005	712,516	1,210,169	48,231	14,867	186,165	14,337	2,009,085	(13,447)	4,181,923

The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2005.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Cash Flow Statement
For the third quarter ended 30 June 2006
(The figures have not been audited.)

	9 months ended 30 June	
	2006	2005
	RM'000	RM'000
Cash Flows from Operating Activities		(Restated)
Profit before taxation	467,718	435,170
Adjustment for non-cash flow :-		
Non-cash items	14,299	38,766
Non-operating items	(19,904)	(10,708)
Operating profit before working capital changes	462,113	463,228
Working capital changes :-		
Net change in current assets	(97,527)	(116,464)
Net change in current liabilities	(5,742)	(7,927)
Cash generated from operations	358,844	338,837
Interest paid	(9,029)	(5,494)
Tax paid	(99,158)	(85,681)
Retirement benefit paid	(2,482)	(1,948)
Net cash generated from operating activities	248,175	245,714
Cash Flow from Investing Activities		
Equity investments	(27,434)	29,792
Other investments	(186,420)	(187,104)
Net cash used in investing activities	(213,854)	(157,312)
Cash Flow from Financing Activities		
Bank borrowings	33,263	28,951
Dividends paid to shareholders of the Company	(173,802)	(122,684)
Dividends paid to minority shareholders	(4,939)	(4,290)
Issue of shares to minority shareholder	1,965	10,262
Return of capital to minority shareholders	(7,450)	-
Net cash used in financing activities	(150,963)	(87,761)
Net (decrease)/increase in cash and cash equivalents	(116,642)	641
Cash and cash equivalents at 1 October	615,439	611,261
	498,797	611,902
Foreign exchange difference on opening balance	574	(3,199)
Cash and cash equivalents at 30 June	499,371	608,703

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2005.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Notes to Interim Financial Report

A Explanatory Notes as required by FRS 134_{2004}

A1. Accounting Policies

The interim financial report is unaudited and has been prepared in compliance with FRS 134_{2004} *Interim Financial Reporting.*

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the financial statements for the year ended 30 September 2005 except for the early adoption of the revised FRS 121 *The Effects of Changes in Foreign Exchange Rates* whereby comparative figures have been restated to reflect the adoption of this standard.

Under the revised FRS 121, exchange differences arising on a monetary item that forms part of a reporting entity's net investment in a foreign operation, where that monetary item is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, are to be recognized in profit or loss in the consolidated financial statements. Previously, such exchange differences were taken to equity.

This change in accounting policy, applied retrospectively, has the following impact on the results as follows :-

	9 months ended 30 June	
	2006	2005
	RM'000	RM'000
Net profit before change in accounting policy	355,369	310,984
Effect of adopting FRS 121	(1,654)	4,700
Net profit for the period	353,715	315,684

The following comparative figures have been restated to reflect the adoption of FRS 121 :-

	9 months ended 30 June 2005		
	As previously stated	Effect of Change in Policy	As Restated
	RM'000	RM'000	RM'000
Condensed Consolidated Income Statement			
Operating expenses	2,514,165	(5,938)	2,508,227
Tax expense	115,218	1,238	116,456
Condensed Consolidated Cash Flow Statement			
Non-cash items	44,704	(5,938)	38,766
	Sen	Sen	Sen
Earnings per share	43.80	0.66	44.46

	As at 30 September 2005		
	As previously stated	Effect of Change in Policy	As Restated
	RM'000	RM'000	RM'000
Condensed Consolidated Balance Sheet			
Reserves	3,527,398	21,372	3,548,770
Deferred tax liabilities	180,814	(21,372)	159,442
	RM	RM	RM
Net tangible assets per share	5.84	0.03	5.87

A2. Audit Report

The audit report for the financial year ended 30 September 2005 was not subject to any qualifications.

A3. Seasonal and Cyclical Factors

The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A4. Unusual Items

There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A5. Changes in Estimates

There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A6. Issuance or Repayment of Debts and Equity Securities

There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A7. Dividends Paid

	9 months ended 30 June	
	2006	2005
	RM'000	RM'000
Final dividend		
2005 - 9 sen (2004 - 9 sen) per share less tax	46,007	46,007
Special dividend		
2005 - 25 sen (2004 - 15 sen) per share less tax	127,795	76,677
	173,802	122,684

A8. Segment Information

Segment information is presented in respect of the Group's business segments.
Inter-segment pricing is determined based on current market prices.

	9 months ended 30 June			
	Revenue		Profit before tax	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
Plantation	1,347,325	1,285,639	321,893	309,040
Manufacturing	895,938	1,062,201	17,327	56,911
Retailing	600,565	585,076	11,392	7,416
Property development	49,177	28,541	16,490	4,983
Investment holding	102,467	70,098	29,028	15,812
Others	26,985	19,442	1,368	(612)
	3,022,457	3,050,997	397,498	393,550
Inter-segment elimination	(143,242)	(157,382)	-	-
	2,879,215	2,893,615	397,498	393,550
Corporate			58,756	23,772
			456,254	417,322
Finance cost			(9,124)	(5,103)
Share of results of associated companies			20,588	22,951
			467,718	435,170

A9. Valuations of Property, Plant and Equipment

The valuations of land and plantation development have been brought forward without amendment from the previous financial statement.

A10. Events subsequent to Balance Sheet Date

In the interval between the end of the reporting period and the date of this report, no material events have arisen which have not been reflected in the interim financial statements.

A11. Changes in the Composition of the Group

(a) The Company, vide its wholly-owned subsidiary KL-Kepong Plantation Holdings Sdn Bhd ("KLKPH"), has on 12 June 2006 agreed to acquire 90% of the issued and paid-up share capital of PT Mulia Agro Permai ("PT Mulia") consisting of 2,700 ordinary shares of Rp1,000,000 each ("the Sale Shares"). The total cash purchase consideration for the Sale Shares is USD2,025,000/-.

PT Mulia is a limited liability company incorporated in the Republic of Indonesia and has an issued and fully paid-up share capital of Rp3,000,000,000 comprising 3,000 ordinary shares of Rp1,000,000/- each.

PT Mulia owns approximately 9,055.5 hectares of land with *Hak Guna Usaha* Title in Sampit, Central Kalimantan, Republic of Indonesia which it intends to develop into oil palm plantations in due course.

The Proposed Acquisition is subject to, inter alia, the approval of the Indonesian Investment Co-ordinating Board for the conversion of PT Mulia into a foreign investment company and the approval of Bank Negara Malaysia for payment and remittance of the purchase consideration.

The Proposed Acquisition will not have any effect on the share capital and shareholding structure of the Company. Further, the Proposed Acquisition will not have any effect on the net asset and earnings of the Group for the current financial year ending 30 September 2006.

(b) The Company's wholly-owned subsidiary, KLK Overseas Investments Ltd ("KLKOI"), a company incorporated in the British Virgin Islands, had on 26 June 2006 entered into a conditional sale and purchase agreement ("SPA") with Taiko Marketing (S) Pte Ltd ("TMS"), to acquire from TMS a 100% equity stake in F Holm Chemie Handels GmbH ("Holm Chemie"), for a cash purchase consideration of Euro597,395.

Holm Chemie is a private limited company incorporated in the Federal Republic of Germany in 1990 and is involved in the trading and distribution of oleochemicals in Europe. It has a subscribed capital of Euro100,000 consisting of one share with a fully subscribed value of Euro100,000 which has been fully paid up.

The SPA is subject to the fulfillment of various conditions, including the completion of a due diligence exercise (legal, financial and commercial) by KLKOI. The Proposed Acquisition does not fall within the class of transactions which requires approval of the Company's shareholders.

A deposit equivalent to 10% of the purchase consideration was paid to TMS upon signing of the SPA. The balance 90% of the Purchase Price will be paid to TMS on completion date which is expected to be not later than 25 September 2006.

The Proposed Acquisition will not have any effect on the share capital of the Company and the substantial shareholders' shareholdings in the Company nor have any material effect on the Net Assets and Earnings per Share of the Group.

A12. Changes in Contingent Liabilities and Contingent Assets

There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B <u>Explanatory Notes as required by the BMSB Revised Listing Requirements</u>

B1. Review of Performance

The Group's profit before taxation for the current quarter was up 16.5% at RM149.1 million compared to corresponding quarter of the preceding year. Although earnings from the manufacturing sector had dropped, the plantation sector contributed higher profits owing to increased FFB production and improved selling price of rubber.

For the 9 months period, the Group posted a pre-tax profit of RM467.7 million which was 7.5% above that of last year's same period. Significant capital gains, higher contribution from property sector and higher plantation profits achieved through better FFB yields and favourable rubber prices had resulted in the period's higher profit. However, earnings from manufacturing sector, affected by competitive conditions, had declined.

B2. Variation of Results to Preceding Quarter

The current quarter's pre-tax profit of the Group rose 42.9% to RM149.1 million from RM104.3 million achieved in the previous quarter which was attributed to the improved plantation profits and retailing sector's lower loss.

B3. Current Year's Prospects

Whilst the plantation profits is expected to be higher due to better rubber prices, the Directors are of the opinion that the Group's results for the current financial year would be satisfactory notwithstanding the lower earnings from the manufacturing sector.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 June		9 months ended 30 June	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
Current tax expense				
Malaysian taxation	28,522	23,653	76,690	72,069
Overseas taxation	6,568	5,306	18,894	19,261
	35,090	28,959	95,584	91,330
Deferred tax relating to origination of temporary differences	4,078	4,194	10,536	16,488
	39,168	33,153	106,120	107,818
(Over)/Under provision in respect of previous years				
Malaysian taxation	(285)	60	(286)	(204)
Overseas taxation	130	(1)	114	178
	(155)	59	(172)	(26)
	39,013	33,212	105,948	107,792
Share of associated companies' taxation	1,503	1,453	5,399	8,664
	40,516	34,665	111,347	116,456

The effective tax rate for the year to-date is lower than the statutory tax rate due principally to tax exempt income received.

B6. Sale of Unquoted Investments and Properties

(a) There was no sale of unquoted investments during the financial quarter ended 30 June 2006 (30 June 2005 : Nil).

(b) Sale of properties

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 June		9 months ended 30 June	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
Surplus arising from government acquisitions of land	-	31	50,652	1,631
Surplus on sale of property	10	-	2,007	-

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 June		9 months ended 30 June	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
Purchases of quoted securities	2,448	3,198	8,402	69,896
Sales proceeds of quoted securities	22,338	68,808	43,150	81,735
Surplus on sales of quoted securities	8,603	21,496	18,791	20,457

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	30 June 2006	30 September 2005
	RM'000	RM'000
At cost		
Associated companies	39,677	40,366
Other investments	445,094	461,855
	484,771	502,221
At carrying value less allowance		
Associated companies	13,609	13,748
Other investments	445,094	461,855
	458,703	475,603
At market value		
Associated companies	8,367	7,794
Other investments	566,867	647,904
	575,234	655,698

B8. Status of Corporate Proposals Announced

There were no corporate proposals announced.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

	30 June 2006		30 September 2005	
		Amount in Foreign Currency		Amount in Foreign Currency
	RM'000	'000	RM'000	'000
(a) Repayable within 12 months :-				
(i) Term Loans				
- Secured	3,425	GBP512	3,398	GBP512
	1,038	CAD316	1,551	CAD482
	4,741	HKD10,000	2,432	HKD5,000
	5,994	Rmb13,000	-	
	15,198		7,381	
- Unsecured	52,828	USD14,340	67,243	USD17,835
	54,457	GBP8,141	54,089	GBP8,141
	3,651	HKD7,700	5,679	HKD11,700
	1,478	AUD550	5,299	AUD1,850
	24,669	Rmb53,500	4,666	Rmb10,000
	137,083		136,976	
	152,281		144,357	
(ii) Bank Overdraft				
- Secured	-		1,643	HKD3,382
	1,518	CAD461	6,821	CAD2,120
	1,518		8,464	
- Unsecured	7,713	USD2,095	9,541	USD2,532
	675	GBP101	10,509	GBP1,582
	2,732	HKD5,763	801	HKD1,649
	2,429		-	
	13,549		20,851	
	15,067		29,315	
(iii) Short Term Borrowings				
- Unsecured	16,673	USD4,500	-	
	19,035		9,715	
	35,708		9,715	
Total repayable within 12 months	203,056		183,387	
(b) Repayable after 12 months :-				
Term Loans				
- Secured	201	CAD61	943	CAD293
	4,468	GBP668	6,989	GBP1,052
	4,669		7,932	
- Unsecured	98,300	USD26,655	61,716	USD16,345
Total repayable after 12 months	102,969		69,648	

B10. Financial Instruments with Off Balance Sheet Risk

The forward exchange contracts entered into by the Group as at 17 August 2006 (being a date not earlier than 7 days from the date of this report) were as follows :-

		Currency	Contract Amount	Equivalent Amount	Mature within One Year	Mature in the Second Year
			Million	RM million	RM million	RM million
(a)	Sale contracts	GBP	6.4	43.7	43.7	-
		AUD	2.2	5.9	5.9	-
		NZD	1.8	4.1	4.1	-
		EURO	7.9	35.6	35.6	-
		USD	143.0	520.4	520.4	-
(b)	Purchase contracts	GBP	3.5	22.5	22.5	-
		USD	1.4	5.1	5.1	-

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the book at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

B11. Material Litigation

(a) *KL High Court Suit No. D4-22-1805-2004 ("the 1st Suit") between Glamour Green Sdn Bhd ("GGSB") and the Company, its wholly-owned subsidiary, Ablington Holdings Sdn Bhd ("AHSB") and AmBank Berhad (collectively, "the Defendants")*

The High Court on 3 April 2006 ruled in favour of the Defendants, i.e. GGSB's claim was dismissed with costs and the Company/AHSB's counter-claim against Ladang Perbadanan-Fima Berhad ("LPF") under the 1st Suit was allowed. Inter alia, the ruling lifted the injunction which restrained AHSB from completing the acquisition of 35 million LPF shares and from making a mandatory general offer for the remaining LPF shares not already owned by AHSB ("the MGO").

However, GGSB appealed against the High Court's decision ("GGSB's Appeal"). LPF also filed an appeal on 28 April 2006 ("LPF's Appeal"). Both the GGSB and LPF appeals are collectively referred to as "the Appeals".

On 19 May 2006, the Court of Appeal allowed the Appeals and the sale of the 35 million LPF shares by AmBank Berhad to AHSB was declared null and void. Consequently, AHSB/the Company cannot proceed with the MGO. GGSB was given up to 30 June 2006 to redeem the LPF shares by payment of RM99.5 million to AmBank, failing which AmBank was allowed to take action in accordance with the loan documents.

The Company/AHSB and AmBank have filed an application for leave to appeal to the Federal Court against the Court of Appeal decision. No date has been fixed as yet for this leave application.

GGSB failed to redeem the AmBank loan by 30 June 2006. As such, AmBank took the relevant steps to sell the 35 million LPF shares to AHSB on 20 July 2006. Pursuant to the said sale, the Company and AHSB served a notice of MGO on LPF. However, GGSB obtained an ex-parte injunction from the High Court on 24 July 2006 (see section B11.(b) below) to restrain the sale and the MGO.

(b) *KL High Court Suit No. D2-22-1033-2006, ("GGSB's 2nd Suit") between Glamour Green Sdn Bhd ("GGSB") and the Company, its wholly-owned subsidiary, Ablington Holdings Sdn Bhd ("AHSB"), AmBank Berhad and AmSec Nominees Sdn. Bhd. (collectively, "the Defendants").*

(A) GGSB's Statement of Claim

GGSB obtained an ex-parte injunction on 24 July 2006 (in relation to GGSB's 2nd Suit) to restrain the sale of 35 million LPF shares by AmBank to AHSB on 20 July 2006 and the MGO by AHSB/the Company.

The Company and AHSB have applied to set aside the ex-parte injunction and the application is fixed for hearing on 18 October 2006.

GGSB have filed a Statement of Claim in their 2nd Suit and the allegations as set out in their Statement of Claim are, in short, as follows:

(i) AmBank allegedly breached the terms of the loan documents (entered into by GGSB in relation to the loan from AmBank) when it sold the 35 million LPF Shares to AHSB on 20 July 2006. GGSB claims to have commenced redemption on 30 June 2006 when it had notified AmBank that it had found a buyer for the 35 million LPF Shares;

(ii) AmBank allegedly failed to make a proper demand for the loan sum in accordance with the provisions of the loan documents;

(iii) The Purchase Undertaking upon which AmBank had sold the 35 million LPF Shares to AHSB on 20 July 2006 had allegedly lapsed and therefore this sale by AmBank to AHSB was null and void;

(iv) Even if GGSB was in default of the loan agreement (which it denies), AmBank had allegedly acted mala fide and in breach of its fiduciary duty to GGSB by not selling the LPF Shares at the best available price;

(v) KLK allegedly breached the take over provisions by giving notice of the MGO on 20 July 2006 to purchase the remaining LPF Shares not owned by AHSB at RM2.85 per LPF Share rather than at RM3.80 per LPF Share.

As such, GGSB are claiming, amongst others, for:

(i) an injunction to restrain AmBank from selling the 35 million LPF Shares to KLK/ AHSB;

(ii) an injunction to restrain KLK/ AHSB from proceeding with the MGO; and

(iii) a declaration that GGSB's act of redemption on 30 June 2006 is valid and effective as settlement towards the redemption sum to AmBank, and that AmBank do provide all necessary undertakings to complete the redemption.

KLK/ AHSB are seeking legal advice on the 2nd Suit and will be filing a defence against GGSB's Statement of Claim.

(B) Application for Intervention

Subsequently, Elliot Gordon Singapore Pte Ltd ("EGS") filed an application to intervene and be joined as a party to GGSB's 2nd Suit. EGS claims that it had, on 7 July 2006, entered into a share purchase agreement with GGSB for the 35 million LPF Shares ("SPA").

In the same application, EGS also applied for Ladang Perbadanan-Fima Berhad ("LPF") to be joined as a party to GGSB's 2nd Suit. EGS further sought, inter alia, an injunction to restrain the Defendants and/or LPF from:

(i) completing the sale by AmBank to AHSB of the 35 million LPF Shares;

(ii) acting upon the purchase undertaking dated 30 November 2004 issued by KLK in favour of AmBank;

(iii) undermining the rights of EGS under the SPA; and

(iv) taking any steps under the Malaysian Code on Take-Overs and Mergers 1998.

Hearing of EGS's application is fixed for 18 October 2006.

(c) *KL High Court Suit ("the Suit") Between*
Plaintiffs :
(i) Taipan Heritage Sdn. Bhd.
(ii) Value Heights Sdn. Bhd.
(iii) Leader Heights Sdn. Bhd.
(iv) Full Appraisal Sdn. Bhd.
(v) Yewlit Corporation Sdn. Bhd.

And
Defendants :
(i) AmBank Berhad ("AmBank")
(ii) Kuala Lumpur Kepong Berhad ("KLK")
(iii) Ablington Holdings Sdn. Bhd. ("AHSB")
(iv) Glamour Green Sdn. Bhd. ("GGSB")
(v) Ladang Perbadanan FIMA Berhad ("LPF")

KLK/AHSB's solicitors were served with a Statement of Claim and an Application for an Injunction pursuant to the Suit on 19 May 2006.

The Plaintiffs claim to be shareholders of LPF and are claiming the following reliefs:

(i) a declaration that AmBank, KLK, AHSB and/or GGSB have acted in concert in acquiring LPF shares;

(ii) a declaration that the conditional mandatory general offer dated 14 December 2004 made by AHSB to acquire the remaining 61.7 million LPF shares not already owned by AHSB at RM2.85 per LPF share ("MGO") is illegal and void;
(iii) a declaration that the offer price for the MGO should not be less than RM3.80 per LPF share;
(iv) an order directing AHSB to make a MGO or to revise the offer price to RM3.80 per LPF share;
(v) an injunction to restrain AmBank, KLK and AHSB from completing, registering, paying and/or transferring 35 million LPF shares to AHSB and/or anyone else;
(vi) an injunction to restrain AHSB from exercising any voting rights in relation to the 35 million LPF shares;
(vii) an injunction to restrain AHSB from proceeding with the MGO;
(viii) damages, interest and costs.

KLK and AHSB are seeking legal advice on this Suit.

B12. Dividend

(a) (i) An interim ordinary dividend has been declared;
(ii) The amount per share : 10 sen per share less 28% Malaysian income tax;
(iii) The previous corresponding period :-
Interim Dividend : 6 sen per share tax exempt
(iv) The date paid : 9 August 2006

(b) The total dividend for the current financial year is 10 sen per share less 28% Malaysian income tax (2005 : 6 sen per share tax exempt).

B13. Earnings Per Share

Basic earnings per share

The earnings per share is calculated by dividing the net profit for the period by the weighted average number of shares of the Company in issue during the period.

		Individual Quarter 3 months ended 30 June		Cumulative Quarter 9 months ended 30 June	
		2006	2005	2006	2005
(a)	Net profit for the period (RM'000)	107,846	91,591	353,715	315,684
(b)	Weighted average number of shares	709,977,128	709,977,128	709,977,128	709,977,128
(c)	Earnings per share (sen)	15.19	12.90	49.82	44.46

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

23 August 2006

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **01/08/2006 03:52:46 PM**
Reference No **KL-060801-AE6BE**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **25/07/2006**	* **135,800**	
Disposed	**26/07/2006**	**35,600**	
Disposed	**26/07/2006**	**30,000**	

* Circumstances by reason of which change has occurred	:	**Sales of equity and Sales of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**45,899,200**
Direct (%)	:	**6.46**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**45,899,200**
* Date of notice	:	**26/07/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **03/08/2006 04:05:42 PM**
Reference No **KL-060803-C2FA0**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **21/07/2006**	* **200,000**	
Disposed	**27/07/2006**	**628,600**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares managed by Portfolio Manager and Sales of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**45,470,600**
Direct (%)	:	**6.4**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**45,470,600**
* Date of notice	:	**28/07/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **07/08/2006 10:12:37 AM**
Reference No **KL-060807-BD458**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **31/07/2006**	* **62,600**	
Disposed	**01/08/2006**	**392,400**	
Disposed	**01/08/2006**	**200,000**	
Acquired	**01/08/2006**	**97,000**	

* Circumstances by reason of which change has occurred	:	**Sales of equity managed by Portfolio Manager, Sales of Equity and Purchase of shares managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**44,912,600**
Direct (%)	:	**6.33**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**44,912,600**
* Date of notice	:	**01/08/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **10/08/2006 08:28:52 AM**
Reference No **KL-060810-24B52**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

	Type of transaction		Date of change		No of securities	Price transacted (RM)
*	**Acquired**	*	**02/08/2006**	*	**312,100**	
	Acquired		**02/08/2006**		**150,000**	
	Disposed		**02/08/2006**		**726,100**	
	Disposed		**03/08/2006**		**58,900**	
	Disposed		**03/08/2006**		**230,000**	
	Acquired		**03/08/2006**		**303,200**	
	Acquired		**03/08/2006**		**50,000**	

*	Circumstances by reason of which change has occurred	: **Sales of equity managed by Portfolio Manager, Purchase of shares on open market, Sales of Equity and Purchase of shares managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **44,712,900**
	Direct (%)	: **6.3**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **44,712,900**
*	Date of notice	: **03/08/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **11/08/2006 04:35:30 PM**
Reference No **KL-060811-F033C**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **05/07/2006**	* **100,000**	
Disposed	**06/07/2006**	**151,100**	
Disposed	**07/07/2006**	**108,900**	
Acquired	**12/07/2006**	**30,000**	
Acquired	**17/07/2006**	**200,000**	
Disposed	**26/07/2006**	**33,400**	
Acquired	**04/08/2006**	**201,700**	
Acquired	**04/08/2006**	**1,600**	
Disposed	**07/08/2006**	**211,900**	

* Circumstances by reason of which change has occurred	:	**Sales of equity managed by Portfolio Manager, Sales of Equity and Purchase of shares managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**44,540,900**
Direct (%)	:	**6.27**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**44,540,900**
* Date of notice	:	**07/08/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **15/08/2006 12:49:10 PM**
Reference No **KL-060815-A3719**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **08/08/2006**	* **350,000**	

* Circumstances by reason of which change has occurred	:	**Sales of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**44,190,900**
Direct (%)	:	**6.22**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**44,190,900**
* Date of notice	:	**09/08/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **17/08/2006 04:20:03 PM**
Reference No **KL-060817-D8007**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **10/08/2006**	* **208,000**	
Disposed	**11/08/2006**	**5,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares managed by Portfolio Manager and Sales of equity**
* Nature of interest	:	**Direct**
Direct (units)	:	**44,393,900**
Direct (%)	:	**6.25**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**44,393,900**
* Date of notice	:	**11/08/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **29/08/2006 03:45:50 PM**
Reference No **KL-060829-A62AD**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **22/08/2006**	* **300,000**	

* Circumstances by reason of which change has occurred	:	**Sales of equity**
* Nature of interest	:	**Direct**
Direct (units)	:	**44,093,900**
Direct (%)	:	**6.21**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**44,093,900**
* Date of notice	:	**23/08/2006**